FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE

November 12, 2003

LJ INTERNATIONAL TO BE NAMED ONE OF TOP PERFORMING STOCKS
IN BUSINESSWEEK’S SEMI-ANNUAL MICRO-CAP REVIEW

HONG KONG and LOS ANGELES, CA — November 12, 2003 — LJ International (Nasdaq: JADE), one of the world’s fastest-growing fine jewelry companies, announced today that it will be one of the featured companies in BusinessWeek’s Equity Investor’s 26-Week Micro-Cap Review, to be published in the magazine’s December 15th issue.

Companies were chosen for the semi-annual Micro-Cap Review, now in its third year as a BusinessWeek special feature, on the basis of their percentage gain in stock price for the six-month period ending September 30, 2003. LJ International ranked in the top seven percent of BusinessWeek’s Micro-Cap survey. During the period covered by the survey, LJ International’s share price rose over 320%, from $1.25 to $4.00.

“The fact that investors have raised the price of LJ International shares more than three-fold in the latest six-month period is a reflection of the investment community’s increased interest in LJ International and, perhaps more importantly, our potential for future growth,” said Yu Chuan Yih, Chairman and CEO of LJ International. “They have clearly taken notice of our positive trends, such as increasing demand for LJI’s fine jewelry from the largest retailers and home shopping channels in the U.S., an expanding presence in Europe and our imminent penetration of the Chinese market,” concluded Mr. Yih.

About LJ International

LJ International, Inc. is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit its Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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